BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	CURT PETERSON	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Reports Second-Quarter and Six-Month 2002 Results

- Second-Quarter Financial Results Consistent With Previous Guidance
- Restructuring Initiatives Announced Earlier Near Completion
- Total Debt Reduced by $17 Million to $111 Million in Quarter

July 30, 2002 - Minneapolis, Minnesota, USA - BMC Industries, Inc. (NYSE: BMM) today announced financial results for the second quarter and six-months ended June 30, 2002. Results are consistent with guidance provided on the company's first-quarter conference call on April 30, 2002.

For the second quarter 2002, the company reported consolidated revenues of $67.2 million, down 15 percent from the $78.7 million in second quarter 2001. The company incurred a net loss of $2.3 million, or $0.09 per diluted share, compared to a net loss of $7.5 million, or $0.27 per diluted share, in the second quarter one year ago.

Second-quarter 2001 results included goodwill amortization expense (which has been eliminated as a result of the company adopting FAS 142) and a deferred tax asset valuation reserve, the effect of which increased income tax expense. For comparative purposes and adjusting second-quarter 2001 results for these charges, second-quarter 2001 pro forma net income was $2.9 million, or $0.10 per diluted share.

For the six months ended June 30, 2002, consolidated revenues were $135.8 million, a decrease of 17 percent from the $164.5 million reported for the same period in 2001. Including the effects of several non-recurring items, recognized in the first quarter, the company incurred a net loss of $57.2 million, or $2.13 per share for the first six months of 2002. This compares to a net loss of $5.4 million, or $0.20 per share for the same period in 2001.

Excluding these non-recurring items, the company reported a pro forma net loss of $4.9 million, or $0.18 per share, for the first six months of 2002. This compares to pro forma net earnings, adjusted for comparative purposes, of $4.6 million, or $0.17 per share, in the first six months of 2001.

BMC's total debt outstanding at June 30, 2002 was $111.1 million, a reduction of $17.4 million, as compared to total debt outstanding of $128.5 million at March 31, 2002. Total debt has been reduced $31.1 million since December 31, 2001. At June 30, 2002, the majority of the company's long-term debt was reclassified to short-term borrowings, the result of the debt being due within one year's time (May 15, 2003). The company is currently in discussions with its lenders on an amendment to extend its existing senior credit facilities. When, and if, an agreement is finalized, a majority of these short-term borrowings would be reclassified back to long-term debt.

"I am pleased with the progress the company has made in regards to the significant number of restructurings announced earlier this year. We are beginning to see light at the end of the tunnel," stated Douglas C. Hepper, chairman and chief executive officer of BMC Industries. "The focus at this point is to build profitably our global polycarbonate lens franchise, to manage our core mask operations for maximum cash flow, to stabilize our earnings stream, and to increase our financial flexibility using our strong cash flow to reduce debt."

"Longer term, I believe that BMC possesses a number of unique core manufacturing technologies that can be more effectively leveraged," Hepper continued. "An example, would be our plans to partner with a major global healthcare company to produce a new cardiovascular stent."

"Our restructuring efforts are proceeding on pace and according to plan," Hepper added. "In May, we closed our Azusa polycarbonate manufacturing plant and transferred production to our Minnesota and Indonesian facilities. In March, we ceased manufacturing low-margin computer monitor masks and to date have extracted most of the working capital from this business segment. Finally, in June we completed the sale of a portion of our low-volume, non-mask sheet etching business. We expect to see tangible results from these efforts through reduced product and operating costs in the quarters to come."

"In the quarter, our cash generating ability exceeded our expectations," commented Hepper. "Since the end of last year, overall debt levels have been reduced by over $31 million. Although not at the pace achieved in the first six months of 2002, we expect to reduce debt further over the balance of the year--through continued aggressive working capital management and disposal of some remaining non-strategic assets, such as our Azusa real estate."

Buckbee-Mears Group

Second-quarter 2002 revenues for the Buckbee-Mears group were $37.4 million, a decrease of $6.7 million, or 15 percent, from $44.1 million in the second quarter of 2001. Overall group sales were down versus last year's second quarter due to the exit of the computer monitor mask business segment. Computer monitor mask sales made up $7.2 million of the sales change.

Sales of television masks in second quarter 2002 increased 2 percent as compared to second quarter 2001. We have seen, and expect to continue to see, some stabilization in the television market in the balance of the year.

The Buckbee-Mears group reported operating earnings of $2.7 million during second quarter 2002, as compared to operating earnings of $5.1 million in the second quarter of 2001. This decrease was primarily due to lower computer monitor mask sales and overall lower mask prices.

During the second quarter, the company obtained a favorable settlement of claims related to its intellectual property infringement lawsuit in Germany against a German company. BMC initially filed suit against DMT Demminer Maschinen Technik GmbH ("DMT") in February 1996 claiming unlawful use of the company's proprietary technology and trade secrets. The terms of the settlement awarded monetary damages to BMC and prohibited DMT from using BMC's proprietary technology and information. Any incident of future violation would result in an automatic award of damages payable to BMC.

Revenues from non-mask operations were down $0.4 million quarter-over-quarter with this business segment posting a slight operating loss. Non-mask operations, which include a number of important research and development projects, are being consolidated in Cortland, New York and Mullheim, Germany. We expect this business segment to return to profitability when these restructuring efforts are complete.

Optical Products Group

Total Optical Products group second-quarter 2002 revenues were $29.8 million, down $4.9 million, or 14 percent, as compared to revenues in second quarter 2001. Total polycarbonate lens sales declined $1.0 million, or 5 percent, as compared to second quarter 2001. Polycarbonate manufacturing issues, exacerbated by the closing of the Azusa facility, hampered the group's ability to fully meet customer demand, constraining sales and increasing backorders. Lower-margin, plastic lens sales also declined $2.5 million, or 36 percent, as a result of unrelated short-term supply issues. Glass lens sales declined $1.3 million, or 21 percent, as the market for this lens material continues to contract.

Despite the overall sales weakness, Vision-Ease experienced sales growth in several key premium polycarbonate product categories, including strong demand for its Tegra-coated and photochromic polycarbonate lenses, which increased 16 percent and 9 percent, respectively, over second quarter 2001. The company's sales in the second quarter also benefited somewhat from the recent introduction of two film-based products in association with a major retail customer. These products include a new anti-reflective, mirror-coated polycarbonate lens (introduced to the market last quarter) and a new proprietary, polycarbonate polarized product utilizing a unique melanin-based film. Vision-Ease expects the positive trends for these products to continue in coming quarters.

The Optical Products group reported a second-quarter 2002 operating loss of $0.5 million versus an operating profit of $2.4 million in second quarter 2001. The decline was primarily due to lower sales of higher-margin polycarbonate and glass lenses, and increased domestic manufacturing costs. Partially offsetting these items was continued strong performance from the group's Indonesian manufacturing facility, which continues to show improvements in both polycarbonate volume and in lower product costs.

During the quarter the company announced that it had filed a patent infringement action against Younger Mfg. Co. in connection with Vision-Ease's portfolio of patents and pending patent applications covering intellectual property in the molding of polycarbonate and other thermoplastic materials against a functional layer, such as film. Vision-Ease uses this technology in the manufacturing of polycarbonate polarizing sun lenses, as well as polycarbonate photochromic lenses to be launched later this year. Subsequent to the lawsuit against Younger, Vision-Ease announced that it had granted a license to Wintec International Japan, Inc. and Optical Ventures, Inc. for rights to its portfolio of patent rights for the manufacture of non-prescription polycarbonate polarizing sun lenses.

"The Buckbee-Mears group's favorable settlement of claims against DMT and Vision-Ease's new license agreements with Wintec International and Optical Ventures serve as examples of BMC's commitment to protect its intellectual assets and to leverage its solid base of technologies," commented Hepper. "The DMT settlement, we feel, will provide a legal precedent in the mask marketplace that we believe serves as a foundation for the protection of our intellectual property against unauthorized use by competitors who might seek to profit from our investments into research and development. The agreements with Wintec and OVI not only show our desire in growing the overall market for polarized polycarbonate lenses, but the benefits associated with investments we have made in these technologies."

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially from those projected in this news release.

For full year 2002, BMC expects overall consolidated revenues to be down 15-20 percent versus 2001, primarily as a result of the company exiting the computer monitor mask business, exiting segments of its non-mask business, isolated polycarbonate manufacturing issues and product shortages and overall restructuring efforts in both businesses. The company expects to report a consolidated net loss for the year of between $2.30 and $2.40 per diluted share. Excluding non-recurring items and before the cumulative effect of an accounting change, the company expects to incur a pro forma net loss of between $0.30 and $0.40 per diluted share.

Completion of the company's various restructuring efforts should decrease product and operating costs throughout the organization and allow the company to regain profitability in 2003.

BMC has significantly reduced debt in the first six months of this year. Although not at the pace achieved in the first six months of 2002, the company expects to reduce debt further over the balance of the year.

Business Description

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products. The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs. The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances. The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses. Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Safe Harbor for Forward-Looking Statements

This news release contains various "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby. Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements. Forward-Looking Statements may be identified by the use of words such as "anticipates", "estimates", "expects", "forecasts", "projects", "intends", "plans", "predicts", and similar expressions. Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, ability to manage working capital and align costs with market conditions; further aperture mask price declines; slowdown in growth of, or price reductions in, high-end lens products; fluctuations in currency exchange rates; rising raw material costs; ability to improve operating and manufacturing efficiencies through consolidation of facilities. These and other risks and uncertainties are discussed in further detail in BMC's Annual Report and Form 10-K for the year ended December 31, 2001 and other documents filed with the Securities and Exchange Commission.

Investor Conference Call Information
Tuesday, July 30, 2002
10:00 a.m. Central Time (11:00 a.m. Eastern Time)
Call-in Number: 800-288-8974 (U.S.) or 612-332-0418 (International)
Replay Number: 800-475-6701 (U.S.) or 320-365-3844 (International)
Replay Access Code: 645093
The rebroadcast of the conference call will be available starting at 1:30 p.m. Central Time, July 30, 2002 through 11:59 p.m. Central Time, August 7, 2002.

The conference call will also be offered live, through a simulcast offered by CCBN.com and StreetEvents.com. To access this Webcast, go to the "Investor Relations" portion of the Company's Web site, www.bmcind.com, click on "Conference Calls" and then click on the CCBN icon.

BMC INDUSTRIES, INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended				Six Months Ended
	June 30				June 30
	2002		2001		2002		2001
Revenues	$67,164		$78,720		$135,790		$164,480
Cost of products sold	61,575		66,763		124,908		141,067
Gross margin	5,589		11,957		10,882		23,413
Selling	3,400		4,505		6,998		9,367
Administrative	1,897		1,418		3,252		2,756
Non-recurring charges	-		-		2,800		-
Income (loss) from operations	292		6,034		(2,168)		11,290
Other income and (expense)
Interest expense	(2,567)		(2,749)		(5,199)		(5,790)
Interest income	58		269		105		325
Other income (expense)	(1,098)		251		2,644		1,034
Earnings (loss) before income taxes and accounting change	(3,315)		3,805		(4,618)		6,859
Income tax expense (benefit)	(1,013)		11,256		(135)		12,264
Earnings (loss) before accounting change	(2,302)		(7,451)		(4,483)		(5,405)
Accounting change	-		-		52,704		-
Net earnings (loss)	$(2,302)		$(7,451)		$(57,187)		$(5,405)
Basic and diluted earnings (loss) per share: Before cumulative effect of accounting change Cumulative effect of accounting change Net earnings (loss)	$(0.09 - (0.09	) )	$(0.27 - (0.27	) )	$(0.17 (1.96 (2.13	) ) )	$(0.20 - (0.20	) )
Number of shares included in per share computation: Basic and diluted	26,920		27,393		26,916		27,395
Dividends declared per share	$0.0025		$0.0150		$0.0050		$0.0300

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BMC INDUSTRIES, INC.
PRO FORMA NET EARNINGS/(LOSS) CALCULATION
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2002	2001	2002	2001
Reported net earnings (loss)	$(2,302)	$(7,451)	$(57,187)	$(5,405)
Adoption of FAS 142 (a)	-	304	52,704	609
Gain on sale of non-core assets (a)	-	-	(2,205)	(630)
Non-recurring charges (a)	-	-	1,764	-
Tax valuation reserve adjustment	-	10,000	-	10,000
Pro forma net earnings (loss)	(2,302)	2,853	(4,924)	4,574

Number of shares used in diluted EPS	26,920	27,642	26,916	27,644
Pro forma diluted EPS	$(0.09)	$0.10	$(0.18)	$0.17

(a) Assumes tax at the Company's estimated incremental tax rate of 37%, rather than the financial statement effective tax rate, except for the $52,704 FAS 142 accounting change for which no tax benefit was assumed.

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BMC INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	(Unaudited)
	June 30	December 31
ASSETS	2002	2001
Current assets
Cash and cash equivalents	$3,024	$1,941
Trade accounts receivable, net	33,812	35,024
Inventories	55,797	71,634
Deferred income taxes	10,421	10,250
Other current assets	3,910	4,197
Total current assets	106,964	123,046

Property, plant and equipment	269,975	281,916
Less accumulated depreciation	146,061	150,375
Property, plant and equipment, net	123,914	131,541
Deferred income taxes	4,233	7,166
Intangibles assets, net	8,398	62,069
Other assets	6,282	7,924
Total assets	$249,791	$331,746
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Short-term borrowings	$110,854	$854
Accounts payable	23,150	19,707
Income taxes payable	6,224	7,532
Accrued expenses and other current liabilities	24,595	24,700
Total current liabilities	164,823	52,793

Long-term debt	250	141,314
Other liabilities	21,091	19,526
Deferred income taxes	1,462	1,602

Stockholders' equity
Common stock	46,886	46,786
Retained earnings	24,657	81,979
Accumulated other comprehensive income (loss)	(9,309)	(12,180)
Other	(69)	(74)
Total stockholders' equity	62,165	116,511

Total liabilities and stockholders' equity	$249,791	$331,746

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BMC INDUSTRIES, INC.
SEGMENT INFORMATION
(Unaudited)
(in thousands, except percentages)
	Three Months Ended June 30
	Buckbee-Mears		Optical Products		Consolidated
	2002	2001	2002	2001	2002	2001

Revenues	$37,383	$44,067	$29,781	$34,653	$67,164	$78,720
Cost of products sold	33,671	37,768	27,904	28,995	61,575	66,763
Gross margin	3,712	6,299	1,877	5,658	5,589	11,957
Gross margin %	9.9%	14.3%	6.3%	16.3%	8.3%	15.2%
Selling	1,023	1,246	2,377	3,259	3,400	4,505
Unallocated corporate
administration	-	-	-	-	1,897	1,418
Income (loss) from operations	$2,689	$5,053	$(500)	$2,399	$292	$6,034

Operating income %	7.2%	11.5%	(1.7)%	6.9%	0.4%	7.7%

Capital spending					$1,603	$4,979

Depreciation and
amortization					$5,186	$5,914

EBITDA					$4,380	$12,199

EBITDA %					6.5%	15.5%